6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

July 28, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:          Overstock.com, Inc.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166871
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 4, 2010
File No. 000-49799

Dear Mr. Owings:

Set forth below are the responses of Overstock.com, Inc. (the “Company,” “we” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on May 14, 2010, File No. 333-166871 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we are also sending you by Federal Express a copy of Amendment No. 2 marked to show all changes to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-1

The Rescission Offer, page 12

Background and Reasons for the Rescission Offer, page 12

1.             We note your response to comment 13 from our letter dated June 11, 2010. In particular, you state that you are making a “complete rescission offer.” However, based on your disclosure it appears that you are not conducting a complete rescission offer since you are not making the offer to all purchasers of the original offering. Please revise your registration statement to indicate that your offer is only a partial offer, in that, you are only making the offer to certain purchasers and that you do not intend to make a future offer covering any of the purchasers who are not covered by this offering or tell us why it is not appropriate for you to do so.

In response to the Staff’s comment, we have revised the disclosure as requested on page 13 of Amendment No. 2.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition…,page 52

Executive Commentary, page 60

2.             We note your response to comment 19 from our letter dated June 11, 2010. Please confirm that you will, to the extent applicable, include the discussion you included in your response regarding “Direct vs. fulfillment partner business” and “Factors to Profitability” in your future filings.

In response to the Staff’s comment, we confirm that we will, to the extent applicable, include the discussion we included in our response regarding “Direct vs. fulfillment partner business” and “Factors to Profitability” in our future filings.

Gross Profit, page 62

3.             We note your response to comment 22 from our letter dated June 11, 2010. Please confirm that in future filings you will include your response as to why you elected to forgive certain underbillings due from your fulfillment partners during the period covered by the report, as applicable.

In response to the Staff’s comment, we confirm that in future filings we will include our response as to why we elected to forgive certain underbillings due from our fulfillment partners during the period covered by the report, as applicable.

Redeemable Common Stock, page 74

4.             We note your response to comment 25 from our letter dated June 11, 2010. We note that you intend to quantify in future filings your maximum estimated liability at various recent market prices. Please provide a sample of this disclosure and please confirm that you will disclose in future filings, if true, that your estimated liability represents the dollar amount of common stock that was acquired by participants at a per share price greater than the hypothetical or recent prices you used to calculate your estimated liability and these purchasers are the ones more likely to accept the offer.

In response to the Staff’s comment, following is a sample of the disclosure we intend to provide in future filings:

Based on the closing price of Overstock common stock of $18.07 at June 30, 2010, we anticipate that of the $821,000 of affected stock outstanding as of June 30, 2010, it would be uneconomical for participants to attempt to rescind their acquisitions of more than $155,000 of the stock which represents the dollar amount of common stock that was acquired by participants at a per share price greater than $18.07 and therefore these purchasers are the ones more likely to accept the offer. The actual amount of our potential liability will be determined based on our closing stock price on the date of expiration of the rescission offer, as under the anticipated terms of the rescission offer we will not repurchase shares if the amount paid by participants for the shares, plus interest, is less than our closing stock price on the date of the expiration of the rescission offer (as such participants would be in a position of having an unrealized gain, not a loss). The following table discloses the aggregate potential liability based on a range of hypothetical closing prices of our common stock:

Closing	Aggregate Potential
Stock Price	Liability
$7.50	$821,000
$10.00	$757,500
$12.50	$380,577
$15.00	$192,033
$17.50	$154,976
$20.00	$128,025
$22.50	$51,373
$25.00	$—

In further response to the Staff’s comment, we confirm that we will disclose in future filings, that our estimated liability represents the dollar amount of common stock that was acquired by participants at a per share price greater than the hypothetical or recent prices we used to calculate our estimated liability and these purchasers are the ones more likely to accept the offer.

Note 16. Commitments and Contingencies, page F-35

5.             We note your response to comment 30 from our letter dated June 11, 2010. Please show us what your disclosure will look like revised. You state you propose to disclose your potential losses in excess of the amount accrued that are reasonably possible in future filings. Please explain why you do not believe it is material to investors to amend your filing to disclose your exposure to loss for those matters, such as the California District Attorney matter where it is not currently disclosed, or disclose that you are unable to estimate the potential loss or range of loss with any reasonable certainty.

In response to the Staff’s comment, we are providing the following inset paragraph is an example of the disclosure proposed with the additional disclosure underlined:

In September 2009, the Company received a letter of determination from the Ohio Department of Taxation noting the Department’s determination that the Company is required to register for remitting of the Commercial Activity Tax, and owes $612,784 in taxes, interest, and penalties as of June 30, 2009. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. The Company has accrued a liability for this loss contingency. However, no exact estimate of the loss or range of loss can be made. It is reasonably possible that the potential loss may exceed our accrued liability. The Company believes the determinations to be unlawful, erroneous and is vigorously contesting the determination.

In the above example, we do disclose, as staff has suggested, that we are unable to estimate the potential loss or range of loss, and that the potential loss may exceed our accrued reserve.

In our future filings we will make similar disclosures as shown above on a case by case basis in all instances wherein it is reasonably possible that the potential loss may exceed our accrued liability. In none of these instances are we currently able to estimate the amount of the loss in excess of what we have accrued. However, both the California District Attorney Matter and the example provided above disclose our maximum potential exposure (this disclosure was included in our originally filed Form 10-K in Footnote 16).

As our original disclosures include our maximum potential exposure on the above noted legal matters, a general disclosure indicating that it was reasonably possible that a loss in excess of the amount accrued existed, and a comprehensive description of all legal matters, we believe that our historical filings complied with paragraphs 3-5 of FASB ASC 450-20-50. We believe that the proposed changes to our future filings as shown in the above example add additional clarity, but are not materially inconsistent with what we originally disclosed. Accordingly, we believe adding such clarity in future filings is sufficient and an amendment to the original filing is not necessary.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 24

6.             We note your response to comment 35 from our letter dated June 11, 2010. Please discuss the aspects of Mr. Johnson’s performance that led your Compensation Committee to increase Mr. Johnson’s salary and how they determined that the increase from $225,000 to $250,000 was appropriate.

In response to the Staff’s comment, we advise you that the Compensation Committee increased Mr. Johnson’s salary from $225,000 to $250,000 effective January 1, 2009 because of the Compensation Committee’s subjective appraisal of Mr. Johnson’s performance during the first six months he had served as our president (Mr. Johnson was appointed as our president in July 2008). In reaching its conclusion that Mr. Johnson deserved the $25,000 increase to his annual salary, the Compensation Committee reviewed the history of Mr. Johnson’s salary, bonuses and equity-based grants in prior years, and reviewed market data to ensure that the Committee was aware of current compensation practices, as described on pages 22-23 of the proxy statement. The aspects of Mr. Johnson’s performance during those six months that led the Committee to increase Mr. Johnson’s salary were his leadership of the Company, his development of the Company’s executive team, his work supervising portions of the Company’s most significant litigation and governmental relations matters, his leadership in negotiating changes to the Company’s relationships with certain of its commercial service providers, and his work chairing Company efforts to reach operational goals and financial improvements.

In further response to the Staff’s comment, we propose to add the following additional disclosure in our next future executive compensation disclosure:

The Compensation Committee’s decision in early 2009 to increase Mr. Johnson’s salary by $25,000 from its 2008 level was based on the Compensation Committee’s subjective appraisal of Mr. Johnson’s performance during his first six months as our president, from July 2008 through December 2009. Although the Compensation Committee reviewed the history of Mr. Johnson’s salary, bonuses and equity-based grants in prior years, and reviewed market data to ensure that the Committee was aware of current compensation practices, the Committee’s decision to increase Mr. Johnson’s salary from $225,000 to $250,000 was the result of the Committee’s subjective views of Mr. Johnson’s leadership of the Company, his development of the Company’s executive team, his work supervising portions of the Company’s most significant litigation and governmental relations matters, his leadership in negotiating changes to the Company’s relationships with certain of its commercial service providers, and his work chairing Company efforts to reach operational goals and financial improvements. The Committee determined the amount of the increase by estimating an amount the Committee believed would be sufficient to recognize Mr. Johnson’s performance as described above.

Executive Compensation Action Taken After Year-End, page 27

7.             We note your response to comment 38 from our letter dated June 11, 2010. Please confirm that you will discuss in your future fiscal year 2010 executive compensation disclosure the reason(s) the Compensation Committee elected to increase the salaries of your named executive officers and why in the amounts selected.

In response to the Staff’s comment, we confirm that we will discuss in our future fiscal year 2010 executive compensation disclosure the reason(s) the Compensation Committee elected to increase the salaries of our named executive officers and why in the amounts selected.

Directors Compensation Table, page 33

8.             We note your response to comment 41 from our letter dated June 11, 2010. We note that you paid Mr. Joyce $1,250,000 because you “considered that a fair payment for the results he had achieved for the Company.” Please describe the results he achieved for you and how you determined that $1,250,000 was a fair payment.

In response to the Staff’s comment, we advise you that Mr. Joyce served as a consultant to the Company for several years. During that time, he worked on a number of strategically important projects for us relating primarily to: (i) the logistics of our relationships with our fulfillment partners, (ii) the reduction of returns of merchandise to us, (iii) internal forecasting and analytics projects, (iv) strategies for reducing stale inventory and increasing our product selection and availability, (v) our reverse logistics operations, (vi) the development of our returns processes and applications, and (vii) our supply chain. Although it is impossible to quantify the financial effects of the work Mr. Joyce did for us with any degree of precision, we internally estimate that his work for us resulted in cost reductions of approximately $3 million in the variable handling costs at our distribution centers from 2007 to 2008. In addition, the annualized run rate of cost savings at the end of Q1 2009 for projects started that year was between $15 million to $16 million. In light of these results, our CEO determined, in negotiation with Mr. Joyce, that a significant payment of $1,250,000 was a fair payment to Mr. Joyce.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

Changes in Internal Control Over Financial Reporting, page 39

9.             We note your response to comment 43 from our letter dated June 11, 2010. You indicated that changes to your internal controls over financial reporting were “in progress at March 31, and had not been completed at that date…” Please tell us what you mean by “in progress” and why these “in progress” changes did not materially affect your internal controls over financial reporting.

In response to the Staff’s comment, what we mean by “in progress” is that we began to initiate these changes near the end of the first quarter of 2010. Due to the timing of when we began to enact these changes, the changes were in process and not fully implemented at March 31, 2010. The following are examples of the in process changes at March 31, 2010:

•      New professionals hired near the end of the quarter did not have sufficient time to assimilate into their positions at Overstock. As a result, these individuals did not have adequate time to implement changes to the existing controls over financial reporting nor was there sufficient time to assess the impact on our internal controls of hiring these new individuals. Furthermore, we did not complete the hiring process for all of the newly slated positions until the second quarter of 2010.

•      Organizational changes to improve oversight and supervisory reviews had begun by the end of the first quarter; however, these changes take time to implement as it takes time for existing employees and newly hired employees to learn their new roles and responsibilities. Therefore, these changes did not have a material impact over the existing controls over financial reporting in place at March 31, 2010 and did not fully take effect until the second quarter of 2010.

•      Both internal and external reviews of our information systems and processes were still taking place at March 31, 2010, and therefore the results of these reviews and the subsequent ongoing implementation of these recommendations did not impact our controls over financial reporting as of March 31, 2010.

In further response to the Staff’s comment, in our June 30, 2010 Form 10-Q filing we propose to disclose the following:

During the quarter ended June 30, 2010, we implemented the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•      We have hired additional accounting professionals.

•      We have reorganized our accounting and financial reporting department to improve supervisory review.

•      We have hired additional professionals for our internal audit department.

•      We have reorganized our supply chain department to provide comprehensive oversight over our returns process and partner billing accuracy.

•      We engaged a consulting firm to evaluate our information systems.  The consulting firm completed its review and, as described below, we are in the process of implementing the changes recommended by the consulting firm.

Although management believes our internal control over financial reporting has been, or is reasonably likely to be, materially and positively affected by the changes described above, material weaknesses in our internal control over financial reporting continue to exist at June 30, 2010.  We are still in the process of enacting additional changes to remediate these material weaknesses, and are in the process of implementing the following changes in our internal control over financial reporting:

•      We are in the process of implementing improvements to our information systems recommended by the consulting firm mentioned above.

•        We are in the process of reviewing our systems and controls to provide assurance that they appropriately capture amounts to be paid to fulfillment partners or deducted from partner payments.

•      We are in the process of enhancing our information systems testing to improve the completeness and accuracy of data provided by our information systems.

Furthermore, once all of the aforementioned steps are fully implemented, Overstock will require adequate time to evaluate the changes in order to determine the impact on our internal controls over financial reporting.

Correspondence Dated July 9, 2010

10.          We note that you provided in the closing paragraph of your July 9, 2010 letter the final set of acknowledgments found on page 11 of our June 21, 2010 letter. However, please have an appropriate representative of the Company provide the first set of acknowledgments that begin on page 10 of our June 11, 2010 letter, which begin with the language “should the Commission or the staff,” as these acknowledgements differ from the acknowledgments you provided.

In response to the Staff’s comment, we hereby acknowledge that:

•      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing:

•      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your request, the Company acknowledges that:

1.     The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.     The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.